[Letterhead of Fried, Frank, Harris, Shriver & Jacobson LLP]

October 16, 2007

Jenn Do, Esq.
Terence O’Brien, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Goldman Sachs Hedge Fund Partners, LLC Form 10-Q for the period ended June 30, 2007 File No. 0-50723

Dear Ms. Do and Mr. O’Brien:

On behalf of Goldman Sachs Hedge Fund Partners, LLC (the “Company”), please find the Company’s response to your comment related to the Company’s Form 10-Q for the period ended June 30, 2007 (the “Form 10-Q”) set forth below with the same heading as in your letter.

Form 10-Q for the period ended June 30, 2007

We have read your response to comment 2 in our letter dated September 10, 2007.  Given the material risks and uncertainties currently associated with the sub-prime sector, please include the clarifying information provided in your response in future filings as appropriate, particularly your assertion that you are not in a position to quantify for investors your exposure to sub-prime assets.

The Company notes the staff’s comment.  The Company intends to include such clarifying information in future filings as appropriate, including that the Company is not in a position to quantify for investors its exposure to sub-prime assets.

*************************************************

If you have any questions or comments, please feel free to call me at 212-859-8933.

Sincerely,
/s/ Paul D. Tropp, Esq.
Paul D. Tropp, Esq.

cc:           Jennifer Barbetta
David S. Plutzer, Esq.
Noah C. Goldberg, Esq.
Robert Patenaude
Stuart Gelfond, Esq.